SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended	December 31, 2009

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  _________________

Commission File Number 000-25101

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Oneida Savings Bank 401(k) Savings Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Oneida Financial Corp.
182 Main Street
Oneida, New York 13421-1676

SIGNATURES

         The Plan. Pursuant to the requirements of the Securities  Exchange Act of 1934,  the trustees (or other  persons who  administer  the employee  benefit plan)  have duly  caused  this  annual  report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ONEIDA SAVINGS BANK 401(k) SAVINGS PLAN

Date: June 28, 2010	By:	/s/ Eric E. Stickels

		Name:	Eric E. Stickels
		Title:	Executive Vice President
and Chief Financial Officer,
The Oneida Savings Bank

ONEIDA SAVINGS BANK
401(K) SAVINGS PLAN

FINANCIAL STATEMENTS
December 31, 2009 and 2008

ONEIDA SAVINGS BANK
401(K) SAVINGS PLAN

FINANCIAL STATEMENTS
December 31, 2009 and 2008

*
All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Oneida Savings Bank 401(k) Savings Plan
Oneida, New York

We have audited the accompanying statements of net assets available for benefits of the Oneida Savings Bank 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP
South Bend, Indiana
June 28, 2010

1.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

Assets
	2009	2008
Investments, at fair value (Note 3)
Mutual funds	$11,130,520	$-
Pooled separate accounts	-	7,468,254
General account	-	1,152,982
Collective trust fund	1,052,812	-
Oneida Financial Corp. common stock	2,572,899	2,050,583
Money market fund	138,382	121,555
Participant loans	124,938	157,685
	15,019,551	10,951,059
Receivables
Employer’s contributions	195	5
Participants’ contributions	260	14

Total assets	15,020,006	10,951,078

Liabilities
Excess contributions	152	-
Net assets, reflecting all investments at fair value	15,019,854	10,951,078
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	51,112	(62,544)

Net Assets Available for Benefits	$15,070,966	$10,888,534

See accompanying notes to financial statements.

2.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2009

Additions to net assets attributed to:
Investment income
Interest and dividend income	$287,797
Interest from loans	9,841
Net appreciation in fair value of investments (Note 3)	2,450,400
2,748,038

Contributions
Participants’ contributions	1,012,707
Participants’ rollovers	289,926
Employer’s contributions	570,401

Total additions	4,621,072

Deductions to net assets attributed to:
Benefits paid to participants	438,200
Administrative expenses	440

Total deductions	438,640

Net increase	4,182,432

Net Assets Available for Benefits – Beginning of Year	10,888,534

Net Assets Available for Benefits – End of Year	$15,070,966

See accompanying notes to financial statements.

3.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 – DESCRIPTION OF THE PLAN

The following brief description of the Oneida Savings Bank 401(k) Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which covers substantially all employees of Oneida Savings Bank (“the Sponsor” or "the Company") who have completed three months of service with respect to salary reduction contributions and one year of service with respect to participation in employer matching contributions.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a portion of pretax annual compensation through direct payroll withholding subject to maximum allowable contributions under the Internal Revenue Code of $16,500 for 2009.  The Plan allows participants who have attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v).  Participants are immediately vested in their contributions. The employer safe harbor matching formula is 100% of the first 4% of compensation deferred and 50% of the next 2% of compensation deferred.  Effective January 1, 2005, the Plan was amended to state a participant is 100% vested in employer contributions made after January 1, 2005.  The vesting on prior employer contributions is based on years of continuous service.  A participant is 20% vested after each year of service and is 100% vested after five years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions, b) Plan earnings, and c) forfeitures, and is charged with his or her withdrawals.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Investment Options

Upon enrollment in the Plan, participants have a choice of allocating their contributions and the Company matching contributions in 1% increments to mutual funds and a stable value fund effective October 1, 2009, several pooled separate accounts and a guaranteed account through September 30, 2009, or the Oneida Financial Corp. common stock fund. Investment elections and allocations can be changed at any time.

(Continued)

4.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

Distributions resulting from retirement, death, or termination are made in the form of a lump sum payment representing the net value of the participant’s account at the valuation date.  In lieu of a lump sum payment, the participant may elect to receive installment payments equal to the net value of the participant’s account.  Upon termination of employment, if the account balance is less than $1,000, and the participant has not elected to receive the benefit pursuant to an optional form of benefit payment, the participant will receive a single lump sum amount equal to the value of his or her account.  The Plan shall make automatic rollovers of vested account balances that are greater than $1,000 but are not more than $5,000.  In the case of death, the surviving spouse may elect to defer payment up to the age of 70½.  Hardship withdrawals are available of up to 100% of employee deferrals, rollovers, transfer contributions, and the vested interest of the matching contribution account, subject to Internal Revenue Service guidelines.  Distributions, without penalty, may be made for all vested contributions upon attainment of age 59 ½.

Retirement, Death and Disability

A participant is entitled to a distribution of 100% of his or her account balance upon retirement, death, or disability.

Participant Loans

The Plan provides that participants may borrow up to a maximum of 50% of the participant’s vested account balance not to exceed $50,000. The loans shall be repaid by the participant in such manner and in such time as the Plan’s trustee, in its sole discretion, may determine, but in no event over a period greater than five years unless the loan is a “home loan”, in which case the administrator may permit a longer repayment period.  The loans bear a rate of interest commensurate with prevailing market rates.

Forfeited Accounts

At December 31, 2009 and 2008, forfeited nonvested accounts totaled $2,132 and $1,657 respectively.  Forfeitures are used to offset administrative expenses of the Plan. During 2009, no forfeitures were used.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan would be distributed to each

(Continued)

5.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Plan Termination (Continued)

participant based upon his or her account balances as of the distribution date.  In the event of termination of the Plan, participants would become 100% vested.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting based on U.S. generally accepted accounting principles.

Valuation of Investments

The Plan’s investments, other than participant loans, are reported at fair value.  Purchases and sales of securities are accounted for as of the trade dates.  Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.  Unrealized and realized gains and losses are combined in the Statement of Changes in Net Assets Available for Benefits and in the Notes to the Financial Statements.

Administrative Costs

Investment manager fees are paid by the Plan; all other administrative expenses of the Plan are paid by the Sponsor.  The Plan Sponsor paid administrative expenses of $23,847 in 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from these estimates.

Adoption of New Accounting Standard

In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification (“The Codification” or “ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.  Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification is effective for financial statements issued for periods ending after September 15, 2009.

(Continued)

6.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standard (Continued)

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly.  Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value.   Adjustments to those transactions or prices should be applied to determine the appropriate fair value.  The standard also requires increased disclosures.  The guidance was applied prospectively in 2009, and the impact of adoption of this standard was not material to the Plan’s net assets available for benefits.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Concentration of Credit Risk

At December 31, 2009 and 2008, approximately 17% and 19%, respectively, of the Plan’s assets were invested in Oneida Financial Corp. common stock fund.

NOTE 3 – INVESTMENTS

The fair value of individual investments that represent 5% or more of the net assets available for benefits as of December 31, 2009 are as follows:

2009
Collective trust:
SEI Stable Asset	$1,052,812

(Continued)

7.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 3 – INVESTMENTS (Continued)

2009
Mutual funds:
American Funds FDMNTL Inv	$945,936
American Funds Growth Fund	1,984,670
Manning and Napier Target 2020K	942,951
Pioneer Cullen Value A	1,004,046
TCW Total Return Bond I	1,195,887
Oneida Financial Corp. Common Stock	2,572,899

The fair value of individual investments that represent 5% or more of the net assets available for benefits as of December 31, 2008 are as follows:

2008
Guaranteed Account:
ING Fixed Account (contract number PHX149)	$1,152,982
Pooled Separate Accounts:
ING Fidelity VIP Contrafund Portfolio I	901,552
ING Thornburg Value Port-Init	676,892
ING Allianz NFJ Div Value Fund-I	887,827
ING Solution 2025 Portfolio Svc	673,751
Oneida Financial Corp. Common Stock	2,050,583

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

2009

Sentinel Mid Cap Value I	$10,232
Vanguard Small Cap Growth	51,015
Royce Value	28,938
American Funds Capwld	22,191
American Funds Europacific	5,337
Manning & Napier Target 2020 K	29,941
Manning & Napier Target 2030 K	27,562
Manning & Napier Target 2040 K	19,867
American Funds Growth FND	124,473
American Funds FDMNTL INV	66,497
Manning & Napier Target 2010 K	11,499
ING Global Real Estate A	(386)
Lazard Emerg Markets FD	(90)
Blackrock US Opportunities	38,134
Pioneer Cullen Value A	48,620
Perkins Mid Cap Value A	12,147

(Continued)

8.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 3 – INVESTMENTS (Continued)

Van Kampen Small Cap Value A	$1,017
TWX Total Return Bond I	(35,266)
Manning & Napier Income K	722
Harbor International	16,464
Janus Overseas	1
Manning & Napier Pro-Blend Moderate Term	16,728
Templeton Global Bond	8
Vanguard Short-Term US Treas	(9)
Total net appreciation on mutual funds	495,642

ING VP Money Market Portfolio	(801)
ING Pioneer Mid Cap Value Fund	29,163
ING Fidelity VIP Contrafund Portfolio I	238,473
ING Baron Growth Fund	87,435
ING VP Int'l Value Portfolio I	45,198
ING Lord Abbett Sm Cap Value Fund (A)	42,490
ING Solution 2015 Portfolio Service	65,744
ING Solution 2025 Portfolio Service	130,877
ING Solution 2035 Portfolio Service	82,563
ING Solution 2045 Portfolio Service	55,310
ING Solution Income Portfolio Service	19,273
ING PIMCO Total Return Portfolio	60,097
ING Oppenheimer Global Portfolio	101,220
ING CRM Mid Cap Value Fund	26,352
ING Wanger Select	118,174
ING Thornburg Value Port-Init	222,373
ING The Growth Fund of America	106,213
ING Allianz NFJ Div Value Fund-I	24,276
ING The Income Fund of America	91,663
ING Julius Baer for Eq (Svc)	11,989
Total appreciation on pooled separate accounts	1,558,082

Oneida Financial Corp. Common Stock	396,676

Net appreciation	$2,450,400

(Continued)

9.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 4 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants on the measurement date in the principal or most advantageous market for the asset or liability.  There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect Plan management’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Company common stock: The fair value of investments in Company common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Mutual funds:  The fair value of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Stable asset fund:  The fair values of participation units in the stable asset collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs).   The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors.  The fund provides for daily redemptions by the Plan at reported net asset value per share for participant directed withdrawals, with a twelve month advance notification requirement for withdrawals that do not meet the criteria of a participant directed withdrawal or do not appear to be in the best interest of SEI Trust Company.

(Continued)

10.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 4 – FAIR VALUE (Continued)

Pooled separate accounts:  The fair values of participation units held in pooled separate accounts, other than stable value funds, are based on their net asset values, as reported by the managers of the pooled separate accounts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2).

Investment contracts:  The fair values of investment contracts have been estimated based on a discounted cash flows methodology, utilizing current rates of return available for similar contracts, with comparable credit risks and liquidity, as of the respective financial statement dates (level 3 inputs).

Money market accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

Participant loans:  Participant loans are reported at outstanding balance, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
Investments (other than participant loans):	(Level 1)	(Level 2)	(Level 3)

Oneida Financial Corp. Common Stock	$2,572,899	$ - $	-
Stable asset collective trust	-	1,052,812	-
Money market fund	-	138,382	-
Mutual funds, categorized by
nature of underlying investments:
Domestic equity mutual funds	6,338,012	-	-
International equity mutual funds	1,078,862	-	-
Bond mutual funds	1,198,914	-	-
Life cycle mutual funds; allocated 50% equity,
50% bonds	1,449,481	-	-
Life cycle mutual funds; allocated 70% equity,
30% bonds	735,633	-	-
Life cycle mutual fund; allocated 90% bonds,
10% equity	329,618	-	-

(Continued)

11.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 4 - FAIR VALUE (Continued)

Fair Value Measurements
at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments (other than participant loans):	$2,050,583	$7,589,809	$1,152,982

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2009, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant
Unobservable Inputs (Level 3)
Investment Contracts

Beginning balance, January 1, 2009	$1,152,982
Total realized and unrealized gains or losses:
Interest income	38,895
Net depreciation, having no effect on the change
in net assets available for benefits**	(113,656)
Purchases, sales, issuances and settlements (net)	(1,078,221)
Transfers in and/or out of Level 3	-

Ending balance, December 31, 2009	$-

**Reflects the change in the adjustment from fair value to contract value for full benefit-responsive investment contracts reported in the statements of net assets available for benefits from 2008 to 2009.

Fully Benefit-Responsive Investment Contracts:  While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in fully benefit-responsive contracts through its investment in a stable value fund at December 31, 2009 and held a direct interest in a fully benefit-responsive contract at December 31, 2008.

(Continued)

12.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 5 – INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving this determination letter.  The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 – PARTY IN INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others.

At December 31, 2008, certain Plan investments were units of pooled separate accounts and a guaranteed account managed by ING Life Insurance and Annuity Company ("ING"). ING was the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.  These investments totaled $8,621,236 at December 31, 2008.  The Plan also has participant loans of $124,938 and $157,685 at December 31, 2009 and 2008, respectively, which constitute party-in-interest investments.

At December 31, 2009, the Plan had $138,382 invested in a money market fund managed by Hand Benefits and Trust Company (“Hand”).  As Hand is the trustee as defined by the plan, these transactions qualify as party-in-interest transactions.  At December 31, 2008, the Plan had $121,555 invested in a money market fund managed by State Street Bank and Trust Co. (“State Street”).  As State Street was the custodian of this asset, these transactions qualify as party-in-interest transactions.

The Plan investments also included Company common stock.  As of December 31, 2009 and 2008, the investment in Oneida Financial Corp. common stock was as follows:

	2009		2008
	Number	Fair	Number	Fair
	of Shares	Value	of Shares	Value

Common stock	287,474	$2,572,899	273,047	$2,050,583

At December 31, 2009, 3.5% of shares outstanding were held by the Plan.  During 2009, the Plan earned dividend income of $134,153 on its investment in Oneida Financial Corp. common stock.

(Continued)

13.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 7 – FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan held a fully benefit-responsive investment contract with ING as of December 31, 2008.  ING (the Issuer) maintained the contributions in a general account.  The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants ordinarily directed the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

This investment contract specified certain conditions under which distributions from the contract would be payable at amounts below contract value.  Such circumstances included Plan termination, Plan merger, premature contract termination initiated by the employer, and certain other employer-initiated events that resulted in distributions exceeding a set amount.  The contract limited the circumstances under which the Issuer may terminate the contract.  Examples of circumstances which allowed the Issuer to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan(update based on terms of contract).  If one of these events occurred, the Issuer could have terminated the contract at amounts less than contract value.  As of December 31, 2008, and through the date of contracts liquidation in 2010, management was aware of no event that would cause or caused the Plan to transact contract distributions at less than contract value.

The crediting interest rates of the contract were based on agreed-upon formulas with the Issuer, as defined in the contract agreements, but could not be less than 3 percent.  Such interest rates were reviewed on a monthly basis for resetting.  The key factors that influenced future interest crediting rates included the following:  the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contract.  The resulting gains and losses in the fair value of the investment contract relative to the contract value, if any, were reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit responsive contracts (“adjustment”).

2008
Average yields:

Based on annualized earnings (1)	4.00%
Based on interest rate credited to participants (2)	4.00%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

14.

SUPPLEMENTAL SCHEDULES

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
December 31, 2009

Name of Plan Sponsor:	Oneida Savings Bank
Employer Identification Number:	15-0405820
Three Digit Plan Number:	001

Check here if Late Participant Loan Repayments are Included	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
	$ 260	$ -	$ -	$ -

15.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR), SCHEDULE H, LINE 4i
December 31, 2009

Name of Plan sponsor:	Oneida Savings Bank
Employer identification number:	15-0405820
Three digit plan number:	002

		(c)
		Description of
	(b)	Including Maturity Date		(e)
	Identity of issue, borrower	Rate of Interest, Collateral	(d)	Current
(a)	lessor, or similar party	Par or Maturity Value	Cost **	Value

		Mutual funds
	American Funds	American Funds CAPWLD G&I R5	$-	$504,476
	American Funds	American Funds Europacific R5	-	205,095
	American Funds	American Funds FDMNTL INV R5	-	945,936
	American Funds	American Funds Growth FND R5	-	1,984,670
	BlackRock Funds	BlackRock US Opportunities A	-	435,665
	Harbor Funds	Harbor International	-	301,091
	ING Investments, LLC	ING Global Real Estate A	-	26,359
	Janus Investments Fund	Janus Overseas	-	33
	Lazard Funds	Lazard Emerg Markets FD OPN SH	-	41,808
	Manning & Napier Fund	Manning & Napier Pro-Blend Moderate
	Inc.		-	652,403
	Manning & Napier Fund	Manning & Napier Target 2010 K
	Inc.		-	506,530
	Manning & Napier Fund	Manning & Napier Target 2020 K
	Inc.		-	942,951
	Manning & Napier Fund	Manning & Napier Target 2030 K
	Inc.		-	556,030
	Manning & Napier Fund	Manning & Napier Target 2040 K
	Inc.		-	329,618
	Manning & Napier Fund	Manning & Napier Target Income K
	Inc.		-	179,604
	Janus Investment Fund	Perkins Mid Cap Value A	-	227,079
	Pioneer Investments	Pioneer Cullen Value A	-	1,004,046
	Royce fund Service, Inc.	Royce Value	-	360,465
	Sentinel Group Funds, Inc.	Sentinel Mid Cap Value I	-	181,206
	TCW Funds, Inc.	TCW Total Return Bond I	-	1,195,887
	Templeton Income Trust	Templeton Global Bond Account	-	2,032
	Van Kampen Equity Trust	Van Kampen Small Cap Value A	-	38,263
	Vanguard Fixed Income	Vanguard Short-Term US Treas
	Securities Funds		-	994
	Vanguard Index Funds	Vanguard Small-Cap Grth IND I	-	508,279
			-	11,130,520
		Collective Trust
	SEI Trust Company	SEI Stable Asset	-	1,103,924

(Continued)

16.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR), SCHEDULE H, LINE 4i
December 31, 2009

Name of Plan sponsor:	Oneida Savings Bank
Employer identification number:	15-0405820
Three digit plan number:	002

		(c)
		Description of
	(b)	Including Maturity Date
	Identity of issue, borrower	Rate of Interest, Collateral	(d)	(e)
(a)	lessor, or similar party	Par or Maturity Value	Cost **	Current
				Value
		Oneida Common Stock Fund
*	Oneida Financial Corp.	Common Stock	-	2,572,899
*	Hand Benefits and
	Trust Company	Money Market Account	-	138,382
			-	2,711,281
		Participant Loans
*	Participant loans	4.25% – 9.25%	-	124,938

	Total investments		$-	$15,070,663

*      Denotes party-in interest
 **      All investments are participant directed, therefore no cost information is required.

17.